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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

CSG Systems International, Inc.
(Name of Subject Company (Issuer))

CSG Systems International, Inc.
(Name of Filing Person (Offeror))

Certain Outstanding Options to Purchase Common Stock of CSG Systems International, Inc.
(Title of Class of Securities)

126349109
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Joseph T. Ruble, Esq.
General Counsel and Secretary
CSG Systems International, Inc.
7887 East Belleview Avenue, Suite 1000
Englewood, Colorado 80111
Telephone: (303) 796-3955

Copy To:
Howard J. Kaslow, Esq.
Abrahams Kaslow & Cassman LLP
8712 West Dodge Road, Suite 300
Omaha, Nebraska 68114
Telephone: (402) 392-1250
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$18,208,317	$1,473.05

*
Estimated solely for purposes of calculating the amount of the filing fee. This amount assumes that options to purchase 3,925,124 shares of common stock of CSG Systems International, Inc. will be exchanged for shares of restricted stock and cancelled pursuant to this offer. In accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, the fee is based on the product of (i) the approximate aggregate value of such options as of November 11, 2003 ($18,208,317), calculated using the Black-Scholes option pricing model, as the transaction value multiplied by (ii) $80.90 per each $1.0 million of the value of the transaction.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$1,473.05
Form or Registration No.:	Schedule TO
Filing Party:	CSG Systems International, Inc.
Date Filed:	November 18, 2003
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

  Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☐
  third-party tender offer subject to Rule 14d-1.

  ☒
  issuer tender offer subject to Rule 13e-4.

  ☐
  going-private transaction subject to Rule 13e-3.

  ☐
  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

        This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 18, 2003, by CSG Systems International, Inc. (the "Company") relating to the Company's Offer to Exchange Shares of Restricted Stock for Certain Outstanding Stock Options Having an Exercise Price of $17.50 per Share or More. This Amendment No. 1 adds a new exhibit to such Schedule TO.

Item 12. Exhibits

        Item 12 of the Schedule TO as previously filed hereby is supplemented by the following additional exhibit:

Exhibit Number	Description of Exhibit
(a)(7)	E-mail Notice to employees with Eligible Options, delivered December 10, 2003.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CSG SYSTEMS INTERNATIONAL, INC.
Date: December 10, 2003	By:	/s/ NEAL C. HANSEN Neal C. Hansen, Chairman of the Board and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description of Exhibits
(a)(7)	E-mail Notice to employees with Eligible Options, delivered December 10, 2003.

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  Item 12. Exhibits
SIGNATURE
EXHIBIT INDEX